SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
7th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __     Form 40-F  ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___      No  ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated January 26, 2007.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE
Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)

Seven Year Contract for Technology and Application Services
Expands Acxsys-CGI Relationship

Toronto, Ontario, January 26, 2007 - Acxsys Corporation and CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB) today announced a 7-year, $23.6 million, multi-level IT services and technology outsourcing contract. The services covered by the agreement include:

•	Application maintenance for the Interac® Email Money Transfer service, the Interac Online service and associated software applications
•	Enhancement of Interac Email Money Transfer and Interac Online services over time and,
•	24/7 infrastructure management to support these applications and operations

Acxsys offers the Interac Email Money Transfer and Interac Online services. The Interac Email Money Transfer service is a financial institution based, person-to-person funds transfer product that uses Email to notify consumers of the transaction while financial institutions transfer these funds using established, secure inter-financial institution settlement systems. Five of Canada’s major financial institutions have adopted this service, making it the first of its kind in the world. Two more financial institutions will be joining the service in 2007. The Interac Online service enables consumers to make secure debit payments from their bank account when purchasing products and services from internet-based retailers - much like the point-of-sale transactions consumers make at traditional retailers.

This continues CGI’s long association with the Interac brand. CGI has been providing 24/7 network management and managed support services to the Interac Association since 1993. Acxsys Corporation has been providing management services and facilities to the Interac Association since 1996.

“Acxsys Corporation has successfully developed and rolled out Interac Email Money Transfer and Interac Online. We’re pleased to have CGI professionally manage systems operations and work with us to further advance these services” says Fred Harris, Senior Vice President, Strategy and Business Development, Acxsys. “CGI’s advanced technology and application capabilities combined with their experience with our organization, ensures that we will receive the dedicated support that these services require to meet the needs of an increasingly demanding marketplace.”

"Providing consistent and increased levels of customer satisfaction is a CGI hallmark and will ensure that we continue to achieve profitable growth," added Michael E. Roach, President and Chief Executive Officer of CGI. "We are pleased that Acxsys looks to us to deliver technology services consistently, quickly, and at less risk as a result of our longstanding relationship and full service capability. We are excited to continue building on this relationship with them."

CGI is a major provider of IT and business process services to financial institutions around the world including all of the top Canadian banks, nine of the top ten U.S. banks and seven of the top twenty banks in the world. CGI banking-focused solutions include core banking, end-to-end wealth management, trade finance, business intelligence/data warehousing and customer relationship management. CGI solutions process one-third of all U.S. credit bureau requests and more than $130 billion are moved every day over the fund transfer systems that it supports. CGI provides retail banking, transaction processing and payroll services to more than 2,300 banking institutions worldwide.

About Acxsys
Founded in 1996, Acxsys Corporation comprises the following eight financial institutions as shareholders: BMO Bank of Montreal, CIBC, RBC Royal Bank, Scotiabank, TD Canada Trust, National Bank of Canada, Desjardins Group and Credit Union Central of Canada. The shareholders of Acxsys Corporation are the architects of the Interac network which is used for Point-of-Sale and Automated Banking Machine transactions across Canada and for a cross border debit service which allows Canadians to pay using their debit cards at more than 1 million retailers in the United States. Acxsys Corporation specializes in the development and operation of new payment service opportunities as well as management services in the field of electronic payments. Website: www.acxsys.ca

About CGI
Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 24,500 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in North America, Europe and India. CGI's fiscal 2006 revenue was $3.5 billion (US$3.1 billion) and at September 30, 2006, CGI's order backlog was $12.7 billion (US$11.4 billion). CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

CGI Forward- Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of the Ontario Securities Act, as amended. These statements and this information represent CGI Group Inc.’s (“CGI”) intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (“MD&A”) in CGI’s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), and in CGI’s annual and quarterly MD&A and Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. Except to the extent required by law, CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

For more information:

CGI
Investors
Lorne Gorber
Vice-President, Global Communications and
Investor Relations
lorne.gorber@cgi.com
(514) 841-3355

Media
Yvonne Gibson
Director of Communications, Canada
yvonne.gibson@cgi.com
(905) 695-6421
(647) 220-1328

Philippe Beauregard
Director, Corporate Communications and
Public Affairs
philippe.beauregard@cgi.com
(514) 841-3218

Acxsys Corporation / Interac Association
Tina Romano
Public Relations Manager
tromano@interac.org
(416) 869-5062

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI Group Inc. (Registrant)
Date: January 26, 2007	By /s/ David G. Masse
	Name:	David G. Masse
	Title:	Assistant Corporate Secretary